SEC

19006297

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69739

SEC Mail Processing Section
MAR 04 2019
Washington DC
418

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/19/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Futu Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 University Avenue, Suite 100
(No. and Street)

Palo Alto (City) CA (State) 94301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolette Denney, 760-815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Wing Kei Chan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Futu Inc., as of December 31st, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

ATIEH RAMEZANI
COMM. #2215599
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Sep.23, 2021

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 27th day of Feb 2019, by Wing Kei Chan, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature:

(Seal)

Futu Inc

Financial Statement
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2018

Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Futu, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Futu, Inc., (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 28, 2019

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Futu Inc
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	3,476,688
Customer control reserve account		20,000
Deposit with clearing organization		131,626
Deferred tax asset		202,323
Marketable securities, at market value		42
Fixed assets, net		71,147
Security deposits		63,650
Affiliate receivables		8,450
Other assets - prepaid		57,372
Total assets	**$**	**4,031,298**

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable	$	37,785
Accrued Expenses		20,800
Total liabilities		**58,585**
Shareholder's equity		
Common stock, $.001 par value; 2,000 shares authorized		
1,900 shares issued and outstanding		2
Additional paid-in capital		5,049,998
Accumulated Deficit		(1,077,287)
Total Shareholder's equity		**3,972,713**
Total Liabilities and Shareholder's equity	**$**	**4,031,298**

The accompanying notes are an integral part of these financial statements.

Note 1: ORGANIZATION AND NATURE OF BUSINESS

Futu Inc (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved by FINRA on January 19, 2018. The Company was formed in the State of Delaware on December 17, 2015.

Note 2 : SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate securities
- Put or call broker or dealer
- Broker or dealer that offers or engages in on-line/electronic trading

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Revenue Recognition – Securities transactions and the related revenue and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

The Company has adopted F ASB ASC 320, Investments - Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Furniture and Equipment – Furniture and equipment are carried at cost. Depreciation is calculated using a

straight-line method. The Company provides for depreciation as follows:

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with F ASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Note 3: INVESTMENTS, AT MARKET VALUE

Investments, at market value consist of funds traded on NASDAQ. As discussed in Note I, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2018, these securities are carried at their fair market value of $42. The accounting for the mark-to-market on proprietary account is included in the Statement of Operations as net investment gain of $1,627.

Note 4: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

Fixed Asset	Balance	Useful Life	Principal Method
Computer Equipment	$ 31,751	2 Years	Straight-line
Company Automobile	57,398	5 Years	Straight-line
Less: Accumulated Depreciation	(18,001)		
Fixed assets, net	$ 71,148		

Depreciation expense for the year ended December 31, 2018 was $18,001.

Note 5: FAIR VALUE MEASUREMENT- ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 -Quoted prices in an active market for identical assets or liabilities;
Level 2 -Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;
Level 3 -Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

Assets	**Fair Value**	**Level 1**	**Level 2**	**Level 3**
Marketable Securities	$ 42	$ 42	$ -	$ -
Total Fair Market Value	**$ 42**	**$ 42**	**$ -**	**$ -**

See Note 2 for the valuation of the investments, at market value.

Note 6: INCOME TAXES

The Company has available at December 31, 2018, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a net deferred tax asset of approximately $202,323, that expires in 2038.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2018, the IRS has not proposed any adjustment to the Company's tax position.

Note 7: RELATED PARTY TRANSACTIONS

The Company receives services and technology from other companies ("Affiliates") which are controlled by common ownership. The common ownership in the related party transactions is the sole shareholder of the Company. During the year ended December 31, 2018, the Company paid $62,855 for services and technologies provided by these Affiliates. This amount is included in Technology and Software expense on the accompanying

Statement of Income.

The Company has paid legal invoices on behalf of the Affiliates for various business expansion expenses for which the Company was invoiced directly on their behalf. The Affiliate is responsible for the reimbursement of these fees paid. At December 31, 2018, the receivable from related parties amounts to $8,450.

Note 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. At December 31, 2018, the Company had net capital, as defined, of $3,569,765 which was $3,319,765 in excess of its required net capital of $250,000.

Note 9 – OPERATING LEASE

The Company leases office space under a non-cancelable operating lease expiring August 31, 2020 was extended to August 31, 2021. The Company entered into a lease in 2018 for additional space, lease 2, in which the new lease commences on February 2019. At December 31, 2018, the future minimum lease payments under the lease agreement were as follows:

Year ending December 31,	Lease 1	Lease 2	Total
2019	$ 92,948	$ 80,696	$ 173,644
2020	95,856	90,232	186,088
2021	65,168	69,593	134,761
Total Minimum Lease Payments	**$ 253,972**	**$ 240,521**	**$ 494,493**

Rent expense for the year ended December 31, 2018 is $82,757.

Note 10 – RECENTLY ISSUED ACCOUNTING STANDARDS

Revenue Recognition

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovermental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standard Updates ("ASUs").

In May 2014, the Financial Accounting Standards Board ("F ASB") updated the accounting guidance related to revenue recognition. The updated accounting guidance provides a single, contract-based revenue recognition model to help improve financial reporting by providing clearer guidance on when an entity should recognize revenue and by reducing the number of standards to which an entity has to refer. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The adoption of the new standard did not have a material impact on our consolidated results of operations or financial position for any period presented. The updated guidance also requires additional disclosures regarding the nature, timing and uncertainty of our revenue transactions. See Note 1 for additional information.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the exiting guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31,2019.

Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

Note 11 - SUBSEQUENT EVENTS

The Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through February 22, 2019, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

The Company entered into a lease for additional space commencing February 1, 2019. The total commitment of the lease expiring on August 2021 is $241,328.